Exhibit 99.1

 Q3 2026 Update  October 22nd, 2026

 Table of Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  p.04  p.06  p.13  p.16  p.19  p.22

Executive Summary

Our business performed well in Q3, with all of our KPIs meeting or exceeding guidance. The business added 11 million MAUs vs. guidance of 11 million, while Subscriber net additions of 6 million were 1 million ahead. Revenue grew 14% Y/Y on a constant currency* basis, reflecting relatively consistent Premium growth and improved Ad-Supported performance. Gross Margin of 33.0% exceeded guidance and expanded 136 bps Y/Y, while Operating Income of €672 million outperformed guidance due to lower than forecast marketing and personnel related costs and Gross Margin strength, partially offset by higher Social Charges. Social Charges of €22 million were €13 million above forecast due to share price movement during the quarter. Free Cash Flow* reached €735 million in Q3, bringing LTM*** Free Cash Flow to €3.2 billion.

Overall, we are very pleased with our performance heading into year-end and view the business as well positioned to deliver improved growth and margins in 2026.

USER & FINANCIAL SUMMARY	Q3 2025	Q2 2026	Q3 2026	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	713	777	788	11%	1%
Premium Subscribers	281	300	306	9%	2%
Ad-Supported MAUs	446	494	499	12%	1%
FINANCIALS (€M)					
Premium**	3,835	4,331	4,487	17%	4%
Ad-Supported**	437	446	482	10%	8%
Total Revenue	**4,272**	**4,777**	**4,969**	**16%**	**4%**
Gross Profit	1,351	1,596	1,639	21%	3%
Gross Margin	**31.6%**	**33.4%**	**33.0%**	**--**	**--**
Operating Income	**582**	**655**	**672**	**15%**	**3%**
Operating Margin	13.6%	13.7%	13.5%	--	--
Net Cash Flows From Operating Activities	829	816	740	-11%	-9%
Free Cash Flow*	**806**	**797**	**735**	**-9%**	**-8%**

* Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.
** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.
*** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

Spotify

 * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Subscriber outperformance  with continued double-digit MAU growth  Taste Profile launched for Premium Subscribers in the U.S., putting more control in users’ hands with an editable view of how Spotify understands their taste  Launched Creator Memberships and expanded the Spotify Partner Program to 35+ new markets in October, enabling eligible creators in Italy, Spain, Brazil, Mexico, Poland, Colombia and beyond to earn revenue based on engagement  Announced audiobooks’ global expansion from 22 markets to more than 180 by year-end 2026, giving listeners in new  markets access to more than 350,000 titles spanning over 120 languages  Key Highlights  Mid-teens Revenue growth  alongside improving profitability  Total Revenue of €5.0 billion expanded 16% Y/Y or 14% Y/Y on a constant currency* basis  Gross Margin finished at a Q3 record high of 33.0% (up 136 bps Y/Y)  Operating Income finished at €672 million (13.5% margin)  Free Cash Flow* finished at €735 million  Scaling personalized music,  podcast and audiobook experiences globally  Premium Subscribers grew 9% Y/Y to 306 million, reflecting 6 million net adds and Y/Y and Q/Q growth across all regions  MAUs grew 11% Y/Y to 788 million, reflecting 11 million net adds and Y/Y and Q/Q growth across all regions

 Results  Q3 2026 Actuals  Guidance  Total Revenue (€B)  In-Line  €5.0  €5.0  Gross Margin  Above  33.0%  32.9%  Operating Income (€M)*  Above  €672  €670  Key Highlights: Actuals vs. Guidance  Users  Results  Q3 2026 Actuals  Guidance  Monthly Active Users (M)  In-Line  788  788  Premium Subscribers (M)  Above  306  305  Financials  * Includes €22 million of Social Charges which were €13 million above forecast / guidance driven by share price movement during the quarter. As a reminder, we do not incorporate share price movements into our forecast since they are beyond our control.

 FINANCIAL  SUMMARY

Financial Summary

USER, FINANCIAL & LIQUIDITY SUMMARY	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026	Y/Y	Y/Y FXN**
USERS (M)							
Total Monthly Active Users ("MAUs")	713	751	761	777	788	11%	--
Premium Subscribers	281	290	293	300	306	9%	--
Ad-Supported MAUs	446	476	483	494	499	12%	--
FINANCIALS (€M)							
Premium*	3,835	4,020	4,148	4,331	4,487	17%	15%
Ad-Supported*	437	511	385	446	482	10%	9%
Total Revenue	**4,272**	**4,531**	**4,533**	**4,777**	**4,969**	**16%**	**14%**
Gross Profit	1,351	1,499	1,495	1,596	1,639	21%	19%
Gross Margin	**31.6%**	**33.1%**	**33.0%**	**33.4%**	**33.0%**	**--**	**--**
Total Operating Expenses	**769**	**798**	**780**	**941**	**967**	**26%**	**24%**
Operating Income	**582**	**701**	**715**	**655**	**672**	**15%**	**12%**
Operating Margin	13.6%	15.5%	15.8%	13.7%	13.5%	--	--
FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)							
Net Cash Flows From Operating Activities	829	856	836	816	740	-11%	--
Free Cash Flow**	**806**	**834**	**824**	**797**	**735**	**-9%**	--
Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)	9.1	9.5	8.8	9.4	9.9	--	--

Spotify

* Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group's new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.
** Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 33.0% in Q3, up 136 bps Y/Y reflecting:  Premium gains driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs; and  Ad-Supported gains driven by Revenue growth alongside favorability in podcast cost structure and Other Costs of Revenue  Operating Income was €672 million in Q3 and reflected the above, along with:  Growth in Operating Expenses driven by temporarily elevated growth in marketing and cloud/AI spend (excluding Social Charges)  Operating Expenses included €22 million in Social Charges on share-based compensation  At the end of Q3, our workforce consisted of 7,284 full-time employees globally  Revenue of €4,969 million grew 16% Y/Y in Q3 (or 14% Y/Y constant currency*), reflecting:  Premium Revenue** growth of 17% Y/Y (or 15% Y/Y constant currency*), driven by subscriber and ARPU gains; and  Ad-Supported Revenue** growth of 10% Y/Y (or 9% Y/Y constant currency*)  Currency movements aided Total Revenue Y/Y growth by ~190 bps vs. guidance of ~200 bps  Free Cash Flow* was €735 million in Q3. Our liquidity and balance sheet remained strong, with €9.9 billion in cash and cash equivalents, restricted cash and short term investments.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts have been reclassified to conform to current period presentation.

 Advertising business driven by automated channels  Ad-Supported Revenue* grew 10% Y/Y (or 9% Y/Y constant currency**). On a constant currency basis, music advertising performance was driven by growth in impressions sold, partially offset by softness in pricing.  Podcasting growth was led by sponsorship gains within our Owned & Licensed portfolio. Automated sales channels continued to scale and remained the largest contributors to overall advertising growth.  Revenue  Premium growth driven by Subscriber and ARPU gains  Premium Revenue* grew 17% Y/Y to €4,487 million (or 15% Y/Y constant currency**), reflecting 9% Y/Y Subscriber growth and Premium Average Revenue per User (ARPU) of €4.95, up 9.3% Y/Y (or 7.5% Y/Y constant currency). Excluding the impact of FX, ARPU growth was driven by price increase benefits, partially offset by product/market mix.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.  ** Constant Currency (FXN) adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  *** Auction-Based Revenue includes biddable sales within the Spotify Ad Exchange and Spotify Ads Manager.  **** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Premium Gross Margin* was 34.5% in Q3, up 130 bps Y/Y. The Y/Y trend was driven by Revenue growth outpacing music costs net of marketplace programs, audiobooks costs and video podcast costs.  Gross Margin  Y/Y improvement driven by Premium and Ad-Supported gains  Gross Margin finished at 33.0% in Q3, up 136 bps Y/Y. The Y/Y trend was driven by improvement in both the Premium and  Ad-Supported segments.  Ad-Supported Gross Margin* was 18.7% in Q3, up 105 bps Y/Y. The Y/Y trend was driven by Revenue growth alongside favorability in podcast cost structure and Other Costs of Revenue.  * Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation. Comparative amounts for 2022 have not been recast.

 Operating Expenses increased ~26% Y/Y in Q3. Absent the effects of Y/Y movements in currency and Social Charges, the 19% Y/Y increase in Operating Expenses was primarily driven by an increase in marketing alongside cloud and AI spend in support of growth initiatives.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Share price movements this quarter resulted in Social Charges on share-based compensation coming in €13 million above forecast at €22 million in current period Operating Expenses. Prior year period Operating Expenses included (€16) million in Social Charges.  Operating Expenses  Y/Y trend led by marketing and cloud spend  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 Free Cash Flow  Q3 performance aids balance sheet strength  Free Cash Flow* was €735 million in Q3, reflecting our higher Net Income adjusted for non-cash items, offset by unfavorable movements in net working capital. Capital expenditures decreased €17 million Y/Y to €6 million.  In Q3, trailing 12 month Free Cash Flow expanded to €3.2 billion. On a cumulative basis, we have generated €9.5 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €9.9 billion in cash and cash equivalents, restricted cash and short term investments balance.  We have repurchased $1.1 billion in shares year-to-date through October 21st, representing full neutralization of the dilution from our employee equity programs in 2026 and additional returns of excess cash. In aggregate, we have bought back approximately 3 million shares since we resumed repurchase activity in August of 2025, or approximately 1.5% of shares outstanding.  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Cume represents cumulative performance since the beginning of 2016.  ** Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.

 MAUS  & SUBSCRIBERS

 Growth was driven by Q/Q gains in Rest of World, Latin America, Europe and North America  Monthly Active Users (MAUs)  Total MAUs grew 11% Y/Y to 788 million, up from 777 million last quarter and in-line with our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions  456M  574M  640M  713M  788M

 Our Premium Subscribers grew 9% Y/Y to 306 million, up from 300 million last quarter and 1 million above our guidance. Quarterly performance reflected:  Y/Y and Q/Q growth across all regions  Growth was driven by Q/Q gains in Latin America, Europe, North America and Rest of World  Global promotional campaign intake and partnership strength  Premium Subscribers  195M  226M  252M  281M  306M

 PRODUCT  & PLATFORM

 Championing authors and creators while enhancing the user experience  Launched Creator Memberships in 34 markets, giving eligible podcast creators a new way to offer paid memberships directly to their fans on Spotify. Creators can generate recurring revenue from fans by offering exclusive content and experiences, with the flexibility to customize how they package and price their offerings.  Announced that audiobooks on Spotify are going global, expanding from 22 markets to more than 180 by the end of 2026. With this expansion, listeners in new markets will gain access to more than 350,000 titles, including catalogs in Spanish, Portuguese, Italian, Polish and more, spanning over 120 languages.  Expanded the Spotify Partner Program to more than 35 new markets, giving eligible creators in Italy, Spain, Brazil, Mexico, Poland, Colombia and beyond the opportunity to earn revenue based on engagement. The expansion helps more creators around the world grow their audiences and find new ways to earn from their content on Spotify.

 Powering a more personalized listening experience with users in control  Managed Accounts are now available to families in the U.S., U.K., Australia, France, Germany and the Netherlands, giving listeners 13 and under their own space to discover music and build their own listening experience, while parents and guardians stay in control of access.  Launched Spotify integration with Muse to give listeners new ways to enjoy their favorite audio content through an AI agent conversation. By connecting Muse to Spotify, listeners can ask their agent to play music, save songs to their Library, build personalized playlists, find new books, podcasts and more.  Taste Profile launched to Premium Subscribers in the U.S., giving users a new way to see how Spotify understands their unique taste across music, podcasts and audiobooks. Users can review and edit Spotify’s view of their taste, giving them more transparency and control over their experience while helping shape what gets recommended next on their Home feed.

 OUTLOOK

 Outlook for Q4’26  The following forward-looking statements reflect Spotify’s expectations for Q4 2026 as of October 22, 2026 and are subject to substantial uncertainty.  Total MAUs  818 million  Implies the addition of approximately 30 million net new MAUs in the quarter  Total Premium Subscribers  316 million  Implies the addition of approximately 10 million net new subscribers in the quarter  Total Revenue  €5.2 billion  Assumes ~230 bps tailwind to growth Y/Y (vs. ~190 bps tailwind in Q2) due to foreign exchange rate movements; based on currency rates as of Q3 close (e.g. USD:Euro of 0.8828 as of September 30, 2026)  Gross Margin  33.8%  Primarily driven by Y/Y favorability within the Premium and Ad-Supported segments  Operating Income  €820 million  Incorporates €6 million in Social Charges based on a Q3 close share price of $487.38

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Alex Norström and Gustav Söderström, our Co-Chief Executive Officers, and Christian Luiga, our Chief Financial Officer will be on hand to answer questions. Questions can be submitted by going to slido.com and using the code #SpotifyEarningsQ326. Participants also may join using the listen-only conference line by registering through the following site: https://app.webinar.net/GkYa3LgEXm7.  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating Income excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, and Operating expense excluding foreign exchange effect, are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, Gross Profit, Operating Income, Operating expense, or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, their time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to provide personalized content that our users enjoy; our ability to sustain our revenue growth rate; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast, optimize, or sell advertising inventory amid evolving industry trends in digital advertising; our ability to successfully monetize and generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and audiovisual works and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products and services; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, use of artificial intelligence, and third parties’ intentional misuse of our products and services; our ability to maintain, protect, and enhance our brand; our ability to meet evolving stakeholder expectations relating to environmental, social, and governance matters; payment  acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access additional capital to support strategic objectives; risks relating to  currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including slower growth or recession, inflation, changes in interest rates, changes in trade and tax policies, geopolitical conflicts, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 10, 2026, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.

 FINANCIAL  STATEMENTS

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation.

 Trending Charts  Gross Profit by Segment, Gross Margin by Segment & Free Cash Flow*  * Free Cash Flow is a non-IFRS measure. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  ** Effective January 1, 2026, certain revenue-generating activities previously reported within the Ad-Supported segment were transferred to the Premium segment to reflect changes in the financial information presented to the Group’s new Co-Chief Executive Officers, who serve as the joint chief operating decision makers. Prior period amounts since 2023 have been reclassified to conform to current period presentation.

 Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  September 30, 2026  June 30, 2026  September 30, 2025  Revenue  4,969  4,777  4,272  Cost of revenue  3,330  3,181  2,921  Gross profit  1,639  1,596  1,351  Research and development  417  403  309  Sales and marketing  406  390  349  General and administrative  144  148  111  967  941  769  Operating income  672  655  582  Finance income  62  86  262  Finance costs  (29)  (21)  (17)  Finance income - net  33  65  245  Income before tax  705  720  827  Income tax expense/(benefit)  187  175  (72)  Net income attributable to owners of the parent  518  545  899  Earnings per share attributable to owners of the parent  Basic  2.52  2.65  4.36  Diluted  2.48  2.61  3.28  Weighted-average ordinary shares outstanding  Basic  205,718,815  205,788,241  205,964,504  Diluted  208,578,748  208,858,469  213,789,735

 September 30, 2026  December 31, 2025  Assets  Non-current assets  Lease right-of-use assets  218  234  Property and equipment  190  188  Goodwill  1,118  1,083  Intangible assets  30  41  Long term investments  1,066  2,181  Restricted cash and other non-current assets  174  61  Finance lease receivables  69  69  Deferred tax assets  548  662  3,413  4,519  Current assets  Trade and other receivables  817  802  Income tax receivable  48  116  Short term investments  3,856  4,209  Cash and cash equivalents  6,032  5,258  Other current assets  146  111  10,899  10,496  Total assets   14,312  15,015  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  6,692  6,496  Treasury shares  (1,566)  (701)  Other reserves  2,630  3,366  Retained earnings/(accumulated deficit)  985  (832)  Equity attributable to owners of the parent  8,741  8,329  Non-current liabilities  Lease liabilities  391  433  Accrued expenses and other liabilities  2  2  Provisions  13  3  Deferred tax liabilities  45  163  451  601  Current liabilities  Trade and other payables  1,411  1,194  Income tax payable  192  72  Deferred revenue  794  711  Accrued expenses and other liabilities  2,652  2,589  Exchangeable Notes  —  1,458  Provisions  48  51  Derivative liabilities  23  10  5,120  6,085  Total liabilities  5,571  6,686  Total equity and liabilities   14,312  15,015  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)

 Interim condensed consolidated statement of cash flows  (Unaudited)  (in € millions)  Three months ended  September 30, 2026  June 30, 2026  September 30, 2025  Operating activities  Net income  518  545  899  Adjustments to reconcile net income to net cash flows  Depreciation of property and equipment and lease right-of-use assets  27  24  19  Amortization of intangible assets  6  5  5  Impairment charge on real estate assets  (1)  —  5  Share-based compensation expense  87  86  75  Finance income  (62)  (86)  (262)  Finance costs  29  21  17  Income tax expense/(benefit)  187  175  (72)  Other  —  1  1  Changes in working capital:  Increase in trade receivables and other assets  (194)  (80)  (26)  Increase in trade and other liabilities  152  150  100  Increase in deferred revenue  14  25  25  Increase/(decrease) in provisions  1  (6)  2  Interest paid  (5)  (7)  (11)  Interest received  56  48  57  Income tax paid  (75)  (85)  (5)  Net cash flows from operating activities  740  816  829  Investing activities  Purchases of property and equipment  (6)  (20)  (23)  Purchases of short term investments  (5,401)  (7,301)  (4,783)  Sales and maturities of short term investments  5,001  7,351  4,369  Purchases of long term investments  (10)  —  (1)  Sales of long term investments  60  —  —  Change in restricted cash  1  2  —  Dividends received  —  29  1  Other  1  1  (1)  Net cash flows (used in)/from investing activities  (354)  62  (438)  Financing activities  Proceeds from exercise of stock options  68  64  39  Repurchases of ordinary shares  (313)  (232)  (58)  Payments of lease liabilities  (20)  (16)  (15)  Lease incentives received  1  —  —  Payments for employee taxes withheld from restricted stock unit releases  (41)  (34)  (66)  Net cash flows used in financing activities  (305)  (218)  (100)  Net increase in cash and cash equivalents  81  660  291  Cash and cash equivalents at beginning of the period  5,938  5,255  5,161  Net foreign exchange gains on cash and cash equivalents  13  23  4  Cash and cash equivalents at period end   6,032   5,938  5,456

 Diluted earnings per share  Net income attributable to owners of the parent  518  545  899  Fair value gains on dilutive Exchangeable Notes  —  —  (197)  Net earnings used in the computation of diluted earnings per share  518  545  702  Shares used in computation:  Weighted-average ordinary shares outstanding  205,718,815  205,788,241  205,964,504  Exchangeable Notes  —  —  2,911,498  Stock options  2,154,663  2,396,155  3,614,107  Restricted stock units  705,270  674,073  1,292,184  Other contingently issuable shares  —  —  7,442  Diluted weighted-average ordinary shares  208,578,748  208,858,469  213,789,735  Diluted earnings per share attributable to owners of the parent   2.48   2.61  3.28  September 30, 2026  June 30, 2026  September 30, 2025  Basic earnings per share  Net income attributable to owners of the parent  518  545  899  Shares used in computation:  Weighted-average ordinary shares outstanding  205,718,815  205,788,241  205,964,504  Basic earnings per share attributable to owners of the parent   2.52   2.65   4.36  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings per share

 Three months ended  September 30, 2026  September 30, 2025  IFRS Revenue  4,969  4,272  Foreign exchange effect on 2026 revenue using 2025 rates  (81)  Revenue excluding foreign exchange effect  4,888  IFRS Revenue year-over-year change %  16 %  Revenue excluding foreign exchange effect year-over-year change %  14 %  IFRS Premium revenue  4,487  3,835  Foreign exchange effect on 2026 Premium revenue using 2025 rates  (74)  Premium revenue excluding foreign exchange effect  4,413  IFRS Premium revenue year-over-year change %  17 %  Premium revenue excluding foreign exchange effect year-over-year change %  15 %  IFRS Ad-Supported revenue  482  437  Foreign exchange effect on 2026 Ad-Supported revenue using 2025 rates  (7)  Ad-Supported revenue excluding foreign exchange effect  475  IFRS Ad-Supported revenue year-over-year change %  10 %  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  9 %  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Gross profit on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2026  September 30, 2025  IFRS Revenue  4,969  4,272  IFRS Cost of revenue  3,330  2,921  IFRS Gross profit  1,639  1,351  Foreign exchange effect on 2026 gross profit using 2025 rates  (30)  Gross profit excluding foreign exchange effect  1,609  IFRS Gross profit year-over-year change %  21 %  Gross profit excluding foreign exchange effect year-over-year change %  19%

 Operating expense on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results  Three months ended  September 30, 2026 September 30, 2025  IFRS Operating expense  967  769  Foreign exchange effect on 2026 operating expense using 2025 rates  (11)  Operating expense excluding foreign exchange effect  956  IFRS Operating expense year-over-year change %  26 %  Operating expense excluding foreign exchange effect year-over-year change %  24 %  Three months ended  September 30, 2026 September 30, 2025  IFRS Research and development expense  417 309  Foreign exchange effect on 2026 expense using 2025 rates  (5)  Research and development expense excluding foreign exchange effect  412  IFRS Research and development expense year-over-year change %  35 %  Research and development expense excluding foreign exchange effect year-over-year change %  33 %  Three months ended  September 30, 2026 September 30, 2025  IFRS Sales and marketing expense  406 349  Foreign exchange effect on 2026 expense using 2025 rates  (4)  Sales and marketing expense excluding foreign exchange effect  402  IFRS Sales and marketing expense year-over-year change %  16 %  Sales and marketing expense excluding foreign exchange effect year-over-year change %  15 %  Three months ended  September 30, 2026 September 30, 2025  IFRS General and administrative expense  144 111  Foreign exchange effect on 2026 expense using 2025 rates  (2)  General and administrative expense excluding foreign exchange effect  142  IFRS General and administrative expense year-over-year change %  30 %  General and administrative expense excluding foreign exchange effect year-over-year change %  28%

 Reconciliation of IFRS to non-IFRS results  Operating income on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2026 September 30, 2025  IFRS Operating income  672 582  Foreign exchange effect on 2026 operating income using 2025 rates  (19)  Operating income excluding foreign exchange effect  653  IFRS Operating income year-over-year change %  15 %  Operating income excluding foreign exchange effect year-over-year change %  12%

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026	September 30, 2026
Net cash flows from operating activities	59	13	211	397	211	492	715	883	539	709	829	856	836	816	740
Capital expenditures	(2)	(2)	(1)	(1)	(5)	(2)	(4)	(6)	(6)	(10)	(23)	(22)	(13)	(21)	(6)
Change in restricted cash	—	(2)	6	—	1	—	—	—	1	1	—	—	1	2	1
Free Cash Flow	**57**	**9**	**216**	**396**	**207**	**490**	**711**	**877**	**534**	**700**	**806**	**834**	**824**	**797**	**735**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026	June 30, 2026	September 30, 2026
Net cash flows from operating activities	680	832	1,311	1,815	2,301	2,629	2,846	2,960	2,933	3,230	3,337	3,248
Capital expenditures	(6)	(9)	(9)	(12)	(17)	(18)	(26)	(45)	(61)	(68)	(79)	(62)
Change in restricted cash	4	5	7	1	1	1	2	2	2	2	3	4
Free Cash Flow	**678**	**828**	**1,309**	**1,804**	**2,285**	**2,612**	**2,822**	**2,917**	**2,874**	**3,164**	**3,261**	**3,190**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended									
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
Net cash flows from operating activities	101	179	344	573	259	361	46	680	2,301	2,933
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)	(6)	(17)	(61)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—	4	1	2
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**	**678**	**2,285**	**2,874**

APPENDIX

 Social Charges Sensitivity  Meaningful movements in our stock price can lead to Social Charge variance  Our guidance incorporates the impact of Social Charges on share-based compensation, the vast majority of which appear in Operating Expenses. The amount of Social Charges we accrue for and ultimately pay can be volatile, as they are tied to the value of our share price. Since we do not forecast stock price changes in our guidance, meaningful movements in our stock price over the course of a quarter can lead to meaningful changes in Social Charges. As an example, at the Q3 close, our stock price was $487.38. In Q3, a 10% increase or decrease in our stock price compared to the quarter-end price would have an approximate +/- €20M impact on Social Charges.